UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     For the month ended: February 29, 2004
                        Commission File Number: 000-31168

                                CONDOR GOLD CORP.
                                -----------------
                 (Translation of registrant's name into English)

                50 Richmond Street East, Toronto, Ontario M5C 1N7
                -------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.

--------------------------------------------------------------------------------

                                CONDOR GOLD CORP.

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS


                           FOR THE THREE MONTH PERIOD
                             ENDED FEBRUARY 29, 2004













                                             CONTENTS
                                             Balance Sheet
                                             Statement of Shareholders' Deficit
                                             Statement of Earnings
                                             Statement of Cash Flows
                                             Notes to Financial Statements

                                CONDOR GOLD CORP.
                           Consolidated Balance Sheet
                          (Stated in Canadian Dollars)
                                February 29, 2004
                            (prepared by Management)

                                                  Period Ended        Year ended
                                               February 29, 2004  November 30, 2003
                                                  (unaudited)         (audited)
                                     ASSETS
Current
     Cash                                        $      --          $      --

Deferred Expenses                                    125,000            162,500

Property and Equipment                             5,779,753          5,779,753
                                                 -----------        -----------
                                                 $ 5,904,753        $ 5,942,253
                                                 ===========        ===========

                                   LIABILITIES

Current Liabilities
     Accounts Payable                            $   680,733        $   634,341
     Deposits                                        100,000            100,000
     Advances from related parties                   646,523            490,322
     Notes payable, current portion                  539,000            554,000
     Reserve for loss contingencies                  462,000            462,000
                                                 -----------        -----------
                                                   2,428,256          2,240,663

     Notes payable                                 1,849,590          1,775,000

                                                 -----------        -----------
                                                   4,277,846          4,015,663
                                                 -----------        -----------

                              SHAREHOLDERS' EQUITY

Share Capital                                      8,529,526          8,473,426

Contributed Surplus                                  127,493            127,493

Deficit                                           (7,030,112)        (6,674,329)
                                                 -----------        -----------
                                                   1,626,907          1,926,590

                                                 $ 5,904,753        $ 5,942,253
                                                 ===========        ===========

                             See accompanying notes.

                                CONDOR GOLD CORP.
                 Consolidated Statement of Shareholders' Deficit
                          (Stated in Canadian Dollars)
                     For the Period Ended February 29 ,2004
                            (prepared by Management)



                                             Period Ended        Year ended
                                          February 29, 2004  November 30, 2003
                                             (unaudited)         (audited)

Deficit - beginning of period               $(6,674,329)        $(3,126,882)

Net loss for the period                        (355,783)         (2,881,095)
                                            -----------         -----------

                                             (7,030,112)         (6,007,977)

Deficiency in equity of acquired company        666,352
                                            -----------         -----------

Deficit - end of period                     $(7,030,112)        $(6,674,329)
                                            ===========         ===========

                            See accompanying notes.

                                CONDOR GOLD CORP.
                  Consolidated Statement of Earnings & Expenses
                          (Stated in Canadian Dollars)
                     For the Period Ended February 29, 2004
                            (prepared by Management)



                                         Period Ended            Period Ended
                                       February 29, 2004      February 28, 2003
                                         (unaudited)             (unaudited)

Expenses
General and administrative               $ 163,963                $ 139,289
Consulting fees                             26,420                   69,727
Exploration                                   --                    463,465
Management fees                            128,400                   30,000
Professional fees                           37,000                   83,514
Miscellaneous                                 --                      9,398
                                         ---------                ---------
                                           355,783                  795,393

Net Loss                                 $(355,783)               $(795,393)
                                         =========                =========


                            See accompanying notes.

                               CONDOR GOLD CORP.
                      Consolidated Statement of Cash Flows
                          (Stated in Canadian Dollars)
                               February 29, 2004
                            (prepared by Management)

                                                  Period Ended       Period Ended
                                               February 29, 2004  February 28, 2003
                                                   (unaudited)        (unaudited)

Cash Flows from Operating Activities
      Net loss                                   $  (355,783)       $  (795,393)
      Adjustments to reconcile net loss to net
      cash used in operating activities
      Amortization                                      --                 --
      Deficit of acquired subsidary                     --                 --
      Issuance of shares for service                    --                 --
      Reserve for loss contingency                      --                 --
      Non cash interest expense                       74,590             30,411
      Non cash financing charge                       37,500             25,000
      Accounts Payable                                46,392           (104,917)
                                                 -----------        -----------
                                                    (197,301)          (844,899)
                                                 -----------        -----------

Cash Flows from Investing Activities
      Investment in mining properities                  --             (125,000)
      Purchase of equipment                             --               (6,641)
                                                 -----------        -----------
                                                        --             (131,641)

Cash Flows from Financing Activities
      Proceeds from issuance of common shares         56,100            180,333
      Proceeds from notes payable                    (15,000)         1,200,000
      Advances from related parties                  156,201            (75,000)
                                                 -----------        -----------
                                                     197,301          1,305,333

                                                 -----------        -----------
Net (Drecease) Increase in Cash                         --              328,793

Cash beginning of year                                  --               24,804
                                                 -----------        -----------

Cash - end of period                             $      --          $   353,597
                                                 ===========        ===========

                            See accompanying notes.

                                CONDOR GOLD CORP.
                   Notes to Consolidated Financial Statements
                                February 29, 2004

Readers are cautioned that these statements may not be appropriate for their purposes

1. Operations

The Corporation was originally incorporated on June 19, 1997 under the Business Corporations Act (Ontario) under the name Findore Gold Resources Ltd. and was in the business of investing in resource related activities.

On October 17th, 2001 the shareholders approved the name change to Ripped Canada Artists Inc. ("RCA") and a change of business to the entertainment industry and TV, Film and Video production and distribution.

On September 20, 2002, Ripped Canada Artists Inc. ("RCA") and the shareholders of Northville Gold Corp. ("Northville") entered into a Securities Exchange Agreement ("Agreement") whereby RCA acquired all of the issued and outstanding securities of Northville in exchange for equivalent securities on a one for one basis. Upon consummation, the shareholders of Northville exchanged each of their common shares for one post-consolidation common share of RCA. Northville shareholders acquired control of RCA, a US publicly quoted company with 94.88% interest in the post consolidated securities. Accordingly, this transaction has been accounted for as a reverse takeover whereby Northville was deemed to have acquired RCA. The ongoing business will continue as that of Northville. Subsequently, RCA has changed its name to Condor Gold Corp. (the "Company").

The company is engaged in the exploration and development of gold and diamond properties in Canada. Since inception, the efforts of the Company have been devoted to assessing whether properties have sufficient mineral reserves for production. To date, the Company has earned no revenues. Condor owns or controls interests in gold properties in the townships of Chester, Benneweis, and Yeo in Northern Ontario with a total strike length of eighteen miles (collectively, the "Northville Properties"). In addition, in the search for diamond properties, the Company has staked over 530 claim units in the James Bay Lowlands of Northern Ontario. To date, the Company has earned no revenues and is considered to be in the development stage.

2. Summary of Significant Accounting Policies

Management in accordance with generally accepted accounting principles in Canada has prepared the financial statements of the Corporation. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements, in management's opinion, have been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements do not contain all disclosures required under generally accepted accounting principles for annual financial statements and should therefore be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

      a)    Going Concern

            The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations that raise substantial doubt as to its ability to continue as a going concern. For the three months ended February 29, 2003 and the year ended November 30, 2003, the Company experienced net losses of $355,783 and $2,881,095, respectively.

            The  Company's  ability  to  continue  as a  going  concern  is also
            contingent  upon  its  ability  to  secure   additional   financing,
            initiating sale of its product and attaining profitable operations.

            Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

            The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

      b)    Unit of Measurement

            The  Canadian  dollar  has been used as the unit of  measurement  in
            these  financial   statements.   The  functional   currency  of  the
            operations are denominated in Canadian currency.

      c)    Principles of Consolidation

            The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries, Northville Gold Corp., Condor Diamond Corp., Dialex Minerals Inc., 1478837 Ontario Inc., and 1485210 Ontario Inc. Intercompany accounts and transactions have been eliminated on consolidation. These consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods reported.

      d)    Mineral Exploration Properties

            Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. On the commencement of commercial production, these costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. As at February 29, 2004, there has not been any production at any of the properties.

            The amount shown for mineral property interests represents costs incurred and deferred to date and does not necessarily reflect present and future values.

            Exploration expenditures are expensed as incurred.

      e)    Use of Estimates

            The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


3. Deferred Expenses

On January 6th, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. in the gross aggregate amount of $1,500,000. the net proceeds from the loan were $1,200,000. The $300,000 financing charge was set up as deferred expenses with the amount expensed equally over the 24 month life of the loan, amounting to $ 12,500 expense per month.


4.    Property

                                                  February 29, 2004                      November 31, 2003
                                                  -----------------                      -----------------

                                                               Accumulated                            Accumulated
                                               Cost           Amortization            Cost           Amortization
                                            ----------        ------------         ----------        -------------
         Exploration Properties             $5,765,672              0              $5,765,672              0

         Net Carrying Amount                   -               $5,765,672             -               $5,765,672


5. Notes Payable                                                     Feb. 29         Nov.30
                                                                      2004            2003
                                                                   -----------    -----------
Notes payable,  non-interest bearing and maturing on
  January 20, 2004, and repayable from proceeds of
  production  from  one  of  the  Company's properties             $   235,000    $   250,000
Notes payable bearing interest at 12% and has no specified
  terms of repayment                                                   255,000        255,000
Notes payable non-interest bearing and has no specified
  terms of repayment                                                    49,000         49,000
Note payable from Treelawn, bearing interest at 20%,
  repayable from proceeds of production from one of the
  Company's properties and matures on January 6, 2005                1,849,590      1,775,000
                                                                   -----------    -----------

                                                                     2,388,590      2,329,000
Current portion                                                       (539,000)      (554,000)
                                                                   -----------    -----------

Long-term portion                                                  $ 1,849,590    $ 1,775,000
                                                                   -----------    -----------


As at February 29, 2004, the senior secured debt financing from Treelawn Investment Corp. ("Treelawn"), amounted to $1,500,000 principal and accrued interest of $349,590.


6. Reserve for Loss Contingencies

The Company has recorded a $462,000 liability for loss contingencies. This reserve was established as a result of a potential liability of Dialex Minerals Inc. ("Dialex"), a controlled subsidiary, to the Internal Revenue Service (IRS) as a result of actions by the former principal of Video Home Shopping Inc., which has led to an investigation by the IRS. The Company has contacted the IRS for information and has no indication that the investigation concerns the Company directly. Management, nevertheless, believes that said IRS investigation may relate, in part, to unpaid Federal Withholding taxes, Social Security and Medicare taxes, employer's taxes, and other payroll taxes and out of prudence, the Company has elected to provide a reserve of $462,000.

7. Share Capital

        Authorized
             Unlimited  number of common shares, no par value

                               Issued       Number of Shares        $ Value
                               ------       ----------------        -------

         Balance beginning of period             75,564,183       $ 8,473,426
         Issued during period                     1,114,500       $    56,100
         Balance at end of period                76,678,683       $ 8,529,526


      During the period, common shares were issued as follows:

      a)  462,000 shares were issued for a total cash consideration of $30,000.

      b) 652,500 shares were issued for retirement of $15,000 of notes payable and accrued interest of $11,100 on notes payable.


8. Related Party Transactions

Advances due to related parties are payable either to shareholders or to private companies which are owned by shareholders who may be officers and/or directors of the Company. The amounts payable are non-interest bearing and have no specified terms of repayment

The following table summarizes the Company's related party transactions that occurred in the normal course of operations for the period.

    Amounts Paid to Shareholders and Directors    Feb. 29          Feb. 28
                                                   2004              2003
                                               ------------      ------------
        General and administrative expenses    $     16,050      $       -0-
        Management fees                             128,400           30,000
        Consulting                                    6,420           69,000


9. Commitments and Contingencies

      a) On January 6, 2003 the Company issued an option to enter into a Royalty Agreement with Treelawn. Upon the payment of the exercise price of $100,000 to the Company, the royalty agreement will entitle Treelawn to royalties from the Company of:

          (i) $100 per ounce of gold produced from the surface stockpile to a maximum of 70,000 ounces of gold less any repayments made towards the Note referred to in Note 6; and

          (ii) $50 per ounce of gold produced from the ramp of the Murgold Property located in Chester Township to a maximum of 68,000 ounces of gold.

      b) Condor Gold Corp. is the plaintiff in an action initiated on August 19, 2003 against former shareholders and directors of Condor. The purpose of Condor's action was to claim damages for negligence, defamation and breach of contract by the defendants. In a statement of defence and counterclaim filed on or about November 20, 2003, the defendants joined the subsidiary companies of Condor as defendants by counterclaim. The counter claim has not been formally served on the subsidiary companies. It is management's opinion and that of its legal counsel that the counterclaim action is frivolous, vexatious and without merit and as such, management has made no provision for it in these financial statement

10. Comparative Information

Certain figures for the period and the year ended February 28, 2003 and November 30, 2003 respectively, have been reclassified to conform with the current period's financial statement presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION


The following is a discussion of the consolidated financial position, results of operations and cash flows of Condor Gold Corp. for the three month period ended February 29, 2004 and 2003, and should be read in conjunction with the company's most recent annual consolidated financial statements as at and for the year ended November 30, 2003. The financial statements are reported in accordance with Canadian GAAP. References herein to "Condor", "the company", "we" and "our" mean Condor Gold Corp. and its subsidiaries, unless otherwise noted.

This Management Discussion and Analysis of Financial Condition and Results of Operations of Condor Gold Corp. contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. . Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in other filings made by us with Canadian securities regulatory authorities. Should one or more of these risks and uncertainties materialize, or should assumptions underlying the forward looking financial statements prove incorrect, actual results may vary materially for those described herein as intended, planned, anticipated or expected. You should understand that forward-looking statements made in this report are necessarily qualified by these factors. We do not intent and do not assume any obligation to update these forward-looking statements.


Results of Operations

Three Month Period Ended February 29, 2004 Compared To The Three Month Period Ended February 28, 2003


Revenues

The company is engaged in the exploration and development of gold and diamond properties in Canada. . To date, the Company has earned no revenues.

Expenses

For the period ended February 29, 2004 expenses totalled $355,783 compared to $795,393 for the same period 2003. The major variation was in exploration expense as the company spent $463,465 in drilling and sampling programs during the first quarter period ended February 28, 2003. General and administrative increased from $139,289 in 2003 to $163,963 in 2004 reflecting the increase in interest costs and finance charges for the Treelawn loan, offset partially by reductions in salaries. Consulting fees were reduced by 62% from the previous year reflecting the move of this expense into management fees as the consultant was named an officer of the Company. Overall Management and Consulting fees in total increased by $55,093 as a result of the acquisition of Dialex Minerals Inc and the costs associated with its acquisition. Professional fees decreased in the period ended February 29, 2004 from $83,514 in the previous period of 2003 to $37,000 mainly in the area of legal fees.


Liquidity and Capital Resources

The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations.

Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

During the current period ended February 29, 2004, the Company received $30,000 through the sale of common shares, and issued shares in the amount of $26,100 to note holders to retire $15,000 of notes payable and pay $11,100 of accrued interest. The Company was advanced $156,201 from its directors and shareholders. For the period ended February 28, 2003 the Company received $180,333 in proceeds from sale of shares, $1,200,000 loan in the way of a secured note payable and repaid advances from related parties in the amount of $75,000.

SIGNATURES
------------------------------------------------------------------------------
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONDOR GOLD CORP.


Date April 30, 2004                     (Signature)* /s/ Alexander G. Stewart
                                        -------------------------------------
                                        (Signature)*  Alexander G. Stewart
                                                      Chief Executive Officer


Date April 30, 2004                     (Signature)* /s/ L. Kirk Boyd
                                        -----------------------------
                                        (Signature)*  L. Kirk Boyd
                                        Chief Financial Officer


*Print the name and title of each signing officer under his signature.